17008342

N

SEC Mail Processing Section

FEB 28 2017

Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gill Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry St., Suite 800
(No. and Street)

Denver, CO 80246
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leslie Rojas (303) 296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct., Greenwood Village, CO 80112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Leslie Rojas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gill Capital Partners, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

TERRI L PROPP
Notary Public – State of Colorado
Notary ID 20054044217
My Commission Expires Feb 8, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

x (o) Report of Independent Registered Public Accounting Firm
x (p) Independent Auditor's Report on Broker-Dealer's Exemption Report
x (q) Broker-Dealer's Exemption Report

GILL CAPITAL PARTNERS, INC.
TABLE OF CONTENTS

RICHEY
MAY & CO

9605 S Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

We have audited the accompanying financial statements of Gill Capital Partners, Inc. (the Company) which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement position. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Gill Capital Partners, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Securities and Exchange Commission. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richey May & Co.

Englewood, Colorado
February 24, 2017

GILL CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	258,091
Restricted cash		25,000
Receivables from customers		17,484
Receivable from related party		28,942
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $89,964		11,307
Deposits		3,246
Deferred income taxes		61,400
TOTAL ASSETS	$	405,470

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES	$	52,859
COMMITMENTS AND CONTINGENCIES (Note D)		
Subordinate borrowings		130,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000,000 shares authorized, 48,000 shares issued and outstanding		4,500
Additional paid-in capital		474,273
Accumulated deficit		(256,162)
Total stockholders' equity		222,611
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	405,470

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2016

REVENUES	
Commissions	$ 1,506,236
Investment advisory fees	857,079
Retirement plan services	55,970
Other revenue	341
Interest	153
Total revenues	2,419,779
EXPENSES	
Salaries, commissions and benefits	1,807,651
Occupancy, equipment, and communications	94,319
General and administrative	398,913
Management consulting fee	133,000
Depreciation	14,342
Interest	13,000
Total expenses	2,461,225
LOSS BEFORE INCOME TAXES	(41,446)
INCOME TAX BENEFIT	7,700
NET LOSS	$ (33,746)

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2016

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2015	48,000	$ 4,500	$ 474,273	$ (222,416)	$ 256,357
Net loss	-	-	-	(33,746)	(33,746)
Balance, December 31, 2016	48,000	$ 4,500	$ 474,273	$ (256,162)	$ 222,611

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the year ended December 31, 2016

Subordinated borrowings at December 31, 2015	$	130,000
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2016	$	130,000

The accompanying notes are an integral part
of these financial statements.

GILL CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(33,746)
Non-cash items-		
Depreciation		14,342
Income tax benefit		(7,700)
Changes in-		
Receivable from related party		(28,942)
Receivables from customers		17,781
Decrease in-		
Accounts payable and other accrued expenses		26,476
Net cash used in operating activities		(11,789)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments under capital lease obligations		2,081
Net cash used in financing activities		2,081
NET DECREASE IN CASH AND CASH EQUIVALENTS		(9,708)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		267,799
CASH AND CASH EQUIVALENTS, END OF YEAR	$	258,091
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$	13,000

The accompanying notes are an integral part
of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, Inc. (the Company), was incorporated as a broker-dealer under the laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, Inc., (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less to be cash and cash equivalents. The Company periodically maintains balances in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances.

Restricted Cash

Restricted cash includes cash balances that are restricted under clearing account agreements.

Receivable from Customers

Receivables from customers consist of balances due from advisory and tax planning fees. Management has deemed the entire balance to be collectible as of December 31, 2016, and thus has not recorded an allowance for doubtful accounts.

Property and Equipment

Furniture and equipment and computer equipment are recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Advisory Services and Revenue Recognition

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. The client can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from .50% to 2.0%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are billed quarterly five days before each quarter-end. Fees are calculated based upon the value plus accrued interest.

Advertising

Advertising is expensed as incurred and amounted to $8,120 for the year ended December 31, 2016.

Income Taxes

The Company has elected to be taxed as corporation. Accordingly, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are limited to amounts considered to be realizable in future periods. The Company's open tax years subject to examination by taxing authorities include the years ended December 31, 2015, 2014 and 2013. The Company has no federal or state tax examinations in process as of December 31, 2016.

The Company's revenues and expenses are included in the consolidated tax returns of the Parent. The components of the income tax benefit are as follows for the year ended December 31, 2016:

	Amount
Current income tax expense	$ -
Deferred income benefit	7,700
Income tax benefit	$ 7,700

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The tax effects of significant temporary difference which give rise to the Company's deferred tax assets are as follows at December 31, 2016:

	Amount
Furniture, equipment and leasehold improvements	$ (18,121)
Accrued vacation	3,260
Deferred rent	5,242
Net operating loss	319,918
Federal and State income taxes	(248,899)
Deferred tax asset	$ 61,400

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

In the normal course of business, companies in the broker dealer industry encounter certain economic and regulatory risks. Economic risks include market volatility and interest rate risks. The Company is subject to these risks to the extent these risks affect customer demand and the Company's revenue.

B. SUBORDINATE BORROWINGS

The Company has a $130,000 note payable to a stockholder which is subordinate to the claims of general creditors, bears interest at 8% per annum, and matures March 1, 2018. Total related party interest expense amounted to $13,000 for the year end December 31, 2016.

C. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities and office equipment under non-cancelable operating leases expiring through August 2018. Total rent expense charged to operations under all operating leases was $79,288 in 2016. Future minimum rental payments under operating leases are as follows at December 31, 2016:

C. COMMITMENTS AND CONTINGENCIES (Continued)

Leases (Continued)

Year Ending December 31, 2016		Amount
2017	$	106,376
2018		71,204
	$	177,580

D. RETIREMENT PLANS

Employee Stock Ownership Plan
The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Ownership Plan (the Plan) pursuant to an Employee Stock Ownership Plan (the ESOP Plan).

Under the ESOP Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employees age 21 or older with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of the Parent. Employees vest in contributions over a 7-year period. No contributions were made to the Trust during 2016.

401(k) Plan
The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company makes Safe Harbor matching contributions of 100% of the first 3% contributed and 50% on the next 2% contributed, up to a total of 4%. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees vest in the Company matching contributions immediately. The Company made contributions totalling $44,316 to the Plan during the year ended December 31, 2016.

E. REGULATORY REQUIREMENTS

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $230,232 which was $180,232 in excess of its required net capital of $50,000, and the Company had a percentage of aggregate indebtedness to net capital of 22.96%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

F. RELATED PARTY TRANSACTIONS

The Parent provides compliance, marketing and information technology services to the Company at rates determined to be at market rates. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent for these services of $133,000 during 2016.

During the year ended December 31, 2016, the Company paid legal expenses of $28,942 on behalf of a related party. The company expects to be reimbursed for these expenses.

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, restricted cash, short-term receivables, short-term payables, and subordinated borrowings approximated their fair value at December 31, 2016.

H. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2017, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Assets	$	405,470
Less liabilities		(182,859)
Net worth		222,611
Less non-allowable assets:		
Furniture, equipment and leasehold improvements, net		11,307
Receivables from customers		46,426
Deposits		3,246
Deferred tax asset		61,400
Total non-allowable assets		122,379
Additions:		
Subordinated borrowings		130,000
Total additions		130,000
Net capital before haircuts on securities positions		230,232
Haircuts and undue concentration		-
NET CAPITAL	$	230,232
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	180,232
AGGREGATE INDEBTEDNESS	$	52,859
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		22.96%

GILL CAPITAL PARTNERS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

The Company operates pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2016.

RICHEY
MAY

9605 S Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

INDEPENDENT AUDITORS' REPORT ON BROKER-DEALER'S EXEMPTION REPORT

To the Stockholders
Gill Capital Partners, Inc.
Denver, Colorado

We have reviewed management's statement, including the accompanying Gill Capital Partners, Inc. (the Company) Exemption Report, in which the Company identified the following provisions of 17 C.F.R. § 15c3-3)(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Richey May & Co.

Englewood Colorado
February 24, 2017

Gill Capital Partners

Phone. 303.296.6260 • Toll Free. 800.288.3777 • Fax: 303.296.6213
600 S. Cherry Street, Ste. 800 • Denver, CO 80246 • www.gillinvest.com

January 19, 2017

Richey, May & Co., LLP
9605 S. Kingston Ct., Suite 200
Englewood, CO 80112

This exemption report is being provided in connection with your audit of the financial statements of Gill Capital Partners, Inc. for the fiscal year ending December 31, 2016.

The following statements are made to the best knowledge and belief of Gill Capital Partners:

1. Gill Capital Partners is exempt from SEA Rule 15c3-3 under paragraph (k)(2)(ii), which states:

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   (ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SS 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. Gill Capital Partners met the exemption provisions of paragraph (k)(2)(ii) throughout fiscal year 2016 without exception.

Respectfully submitted,

Leslie S. Rojas
CCO and FinOp

Gill Capital Partners

GILL CAPITAL PARTNERS, INC.
SUBSIDIARY OF OBW, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Gill Capital Partners
Phone. 303.296.6260 • Toll Free. 800.288.3777 • Fax: 303.296.6213
600 S. Cherry Street, Ste. 800 • Denver, CO 80246 • www.gillinvest.com

January 19, 2017

Richey, May & Co., LLP
9605 S. Kingston Ct., Suite 200
Englewood, CO 80112

This exemption report is being provided in connection with your audit of the financial statements of Gill Capital Partners, Inc. for the fiscal year ending December 31, 2016.

The following statements are made to the best knowledge and belief of Gill Capital Partners:

1. Gill Capital Partners is exempt from SEA Rule 15c3-3 under paragraph (k)(2)(ii), which states:

   (2) The provisions of this section shall not be applicable to a broker or dealer:

   > *(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SS 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.*

2. Gill Capital Partners met the exemption provisions of paragraph (k)(2)(ii) throughout fiscal year 2016 without exception.

Respectfully submitted,

Leslie S. Rojas
CCO and FinOp

Gill Capital Partners

GILL CAPITAL PARTNERS, INC.
SUBSIDIARY OF OBW, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016